SECURITI [redacted] ON

ANN 05036392 RT

FORM ...

PART III

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SEC FILE NUMBER
8- 37590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutter & Company Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15510 Olive Street, 2nd Floor
(No. and Street)

Chesterfield (City) MO (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Castiglioni 636-537-8770 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson Ltd., P.C.
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Ind. Blvd. (Address) Chesterfield (City) MO (State) 63017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Patterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutter + Company Brokerage, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Patricia M. Hayes, NOTARY PUBLIC
State of Missouri, County of St. Charles
My Commission Expires March 13, 2006

Patricia M. Hayes 2-24-05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTER & COMPANY BROKERAGE, INC.
Audited Financial Statements
For the Years Ended
December 31, 2004 and 2003

TABLE OF CONTENTS

HOLT and PATTERSON
LTD., P.C.
CERTIFIED
PUBLIC
ACCOUNTANTS

February 12, 2005

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of Cutter & Company Brokerage, Inc. as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter & Company Brokerage, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt and Patterson Ltd., P.C.

Holt and Patterson Ltd., P.C.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 94,044	$ 91,326
Marketable Securities Owned, at market value	126,078	126,623
Notes Receivable	45,000	0
Accounts Receivable	261,131	272,684
Prepaid Expenses	42,737	40,877
Deferred Tax Benefit	36,911	36,759
TOTAL CURRENT ASSETS	605,901	568,269
FIXED ASSETS		
Furniture and Fixtures	58,497	58,497
Equipment	52,515	52,515
Leasehold Improvements	24,701	24,701
Building Improvements	149,232	149,232
Computer	88,902	73,556
Accumulated Depreciation	(218,021)	(199,926)
TOTAL FIXED ASSETS	155,826	158,575
OTHER ASSETS		
Deposits	33,019	32,725
TOTAL ASSETS	$ 794,746	$ 759,569

See Accountant's Report

The accompanying notes are an integral part of this statement.

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts Payable	$ 9,777	$ 12,262
Commissions Payable	141,173	161,996
Accrued Salaries and Wages	0	26,000
401(k) Payable	30,002	0
Corporate Income Tax Payable	11,925	9,142
TOTAL CURRENT LIABILITIES	192,877	209,400
LONG TERM LIABILITIES		
Deferred Tax Liability	5,970	4,146
TOTAL LONG TERM LIABILITIES	5,970	4,146
TOTAL LIABILITIES	198,847	213,546
STOCKHOLDER'S EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,000 shares issued and outstanding	5,000	5,000
Additional Paid in Capital	12,456	12,456
Retained Earnings	528,567	522,275
Current Earnings	49,876	6,292
TOTAL STOCKHOLDER'S EQUITY	595,899	546,023
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 794,746	$ 759,569

See Accountant's Report

The accompanying notes are an integral part of this statement.

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF INCOME
For the Years Ended
December 31, 2004 and 2003

	2004 Amount	2004 Percent	2003 Amount	2003 Percent
INCOME				
Commission and Fee Income	$ 3,990,944	98.86	$ 3,513,744	98.84
Interest and Dividend Income	1,145	0.03	2,332	0.07
Miscellaneous income	45,151	1.12	40,401	1.14
Change in Market Value/Scty	(251)	(0.01)	(1,532)	(0.04)
TOTAL INCOME	4,036,989	100.00	3,554,945	100.00
OPERATING EXPENSES				
Advertising	9,880	0.24	4,501	0.13
Auto Expense	153	0.00	1,973	0.06
Bank Charges	172	0.00	633	0.02
Charitable Contributions	1,455	0.04	525	0.01
Club Dues	15,403	0.38	15,704	0.44
Clearing Charges & Exchange Fees	346,544	8.58	334,752	9.42
Outside Brokers Commissions	2,465,793	61.08	2,030,131	57.11
Depreciation Expense	23,307	0.58	25,289	0.71
Dues and Subscriptions	23,625	0.59	6,162	0.17
401(k) Expense	33,845	0.84	5,256	0.15
Promotions	7,780	0.19	5,050	0.14
Insurance	61,751	1.53	57,215	1.61
Interest Expense	1,314	0.03	1,299	0.04
Accounting / Audit Fee	8,750	0.22	8,773	0.25
Legal And Professional Fees	9,154	0.23	8,429	0.24
Licenses Expense	854	0.02	790	0.02
Meals and Entertainment	14,691	0.36	16,067	0.45
Miscellaneous Expense	0	0.00	1,674	0.05
Office Expense	11,160	0.28	4,877	0.14
Taxes-Other	655	0.02	51	0.00
Taxes-Payroll	46,858	1.16	49,583	1.39
Payroll Services	3,233	0.08	2,790	0.08
Penalties and Fines	22	0.00	68	0.00
Postage and Delivery	9,894	0.25	11,581	0.33
Registration Fees	10,508	0.26	13,855	0.39
Rent Expense	111,390	2.76	137,341	3.86
Repairs & Maintenance	34,383	0.85	19,581	0.55
Salaries	643,082	15.93	713,860	20.08
Outside Consulting	9,666	0.24	5,650	0.16
Office Supplies	12,212	0.30	10,850	0.31
Deminimis Fringes	4,158	0.10	2,077	0.06
Copier Contract Expense	6,778	0.17	6,737	0.19

See Accountant's Report
The accompanying notes are an integral part of this statement.

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF INCOME
For the Years Ended
December 31, 2004 and 2003

	2004 Amount	2004 Percent	2003 Amount	2003 Percent
Phone & Communication	$ 22,509	0.56	$ 27,791	0.78
Travel	9,244	0.23	6,910	0.19
Training & Professional Dvl	1,796	0.04	816	0.02
Recruitment	1,331	0.03	1,410	0.04
Personal Property Taxes	1,030	0.03	1,244	0.03
TOTAL OPERATING EXPENSES	3,964,380	98.20	3,541,295	99.62
Income From Operations	72,609	1.80	13,650	0.38
INCOME TAX				
Federal Income Tax Expense	16,132	0.40	6,462	0.18
Missouri Income Tax Expense	4,928	0.12	2,655	0.07
Deferred Income Tax Expense (Benefit)	1,673	0.04	(1,759)	(0.05)
TOTAL INCOME TAX	22,733	0.56	7,358	0.21
Net Income (Loss)	$ 49,876	1.24	$ 6,292	0.18

See Accountant's Report
The accompanying notes are an integral part of this statement.

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$5,000	$12,456	$491,421	$508,877
Prior Period Adjustment(s)				
Rec. Deferral of Income Tax Benefit	0	0	30,854	30,854
Net Income	0	0	6,292	6,292
Balance at December 31, 2003	5,000	12,456	528,567	546,023
Net Income	0	0	49,876	49,876
Balance at December 31, 2004	$5,000	$12,456	$578,443	$595,899

See Accountants' Report
The accompanying notes are an integral part of this statement.

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$49,876	$6,292
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	23,307	25,289
Deferred income tax expense (benefit)	1,672	(1,759)
Unrealized loss on marketable securities	251	1,532
Gain on exchange of marketable securities owned	294	0
Decrease (increase) in notes receivable	(45,000)	0
Decrease (increase) in accounts receivable	11,553	(125,395)
Decrease (increase) in income tax receivable	0	6,122
Decrease (increase) in prepaid expenses	(1,860)	(35,847)
Decrease (increase) in deposits	(294)	36,961
Increase (decrease) in accounts payable	(2,485)	261
Increase (decrease) in accrued expenses	(16,821)	66,941
Increase (decrease) in corporate income tax payable	2,783	9,142
Total Adjustments	(26,600)	(16,753)
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	23,276	(10,461)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(20,558)	(4,762)
NET CASH USED IN INVESTING ACTIVITIES	(20,558)	(4,762)
CASH FLOWS FROM FINANCING ACTIVITIES:		
NET CASH USED IN FINANCING ACTIVITIES	0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,718	(15,223)
CASH AND CASH EQUIVALENTS, beginning of year	91,326	106,549
CASH AND CASH EQUIVALENTS, end of year	$94,044	$91,326

Supplemental Disclosure:

	2004	2003
Interest paid	$1,314	$10,348
Corporate income tax paid	$18,302	$1,502

See Accountants' Report
The accompanying notes are an integral part of this statement

Note 1: Summary of Significant Accounting Policies

Business operations:

Cutter & Company Brokerage, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of trading and dealing in stocks, bonds and all other types of securities. The Company does not hold funds or securities for, or owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of credit risk:

The company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company had a non-cash transaction for the year ended December 31, 2004 consisting of the write-off of fully depreciated computer equipment for $5,313.

Marketable Securities:

Marketable securities are stated at the lower of aggregate cost or market. Market value and cost at December 31, 2004 and 2003 was as follows:

	2004	2003
Cost	$ 293,661	$ 293,485
Market Value	$ 126,078	$ 126,623

See Accountants' Report

Notes Receivable:

Notes receivable relates to promissory notes from an employee of the Company. The unsecured notes are payable in monthly installments of $ 7,500, with all unpaid principal and interest due on April 7, 2005. Interest is computed at 10% per annum.

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2004 and 2003.

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2004 and 2003 was $ 23,307 and $ 25,289, respectively.

Property and equipment are summarized by the major classification as follows:

Classification	Useful Lives for Purposes of Depreciation	2004	2003
Furniture and Fixtures	5-7 years	$ 58,497	$ 58,497
Equipment	5-7 years	52,515	52,515
Leasehold Improvements	39 years	24,701	24,701
Building Improvements	39 years	149,232	149,232
Computers	5 years	88,902	73,556
Subtotal		373,847	358,501
Less: Accumulated Depreciation – Fixtures and Equipment		(168,949)	(157,534)
Less: Accumulated Depreciation – Leasehold		(49,072)	(42,392)
Subtotal		(218,021)	(199,926)
Total		$ 155,826	$ 158,575

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Income Taxes:

The company has adopted SFAS 109, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2004	2003
Depreciation	$(28,430)	$ (26,586)
Capital Loss Carryforward Expiring in 2007	3,208	3,208
Capital Loss Carryforward Expiring in 2006	4,974	4,974
Unrealized Loss on Investments	167,583	165,330
Total	$147,335	$ 146,926

Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. At December 31, 2004 and 2003, the Company had total current deferred tax assets of $ 36,911 and $36,759, respectively and total long-term deferred tax liabilities of $ 5,970 and $4,146, respectively.

NOTE 2: PROFIT-SHARING PLAN

In 1999 the Company adopted a 401(k) Employee Pension Plan for all employees meeting eligibility and electing to participate. The contribution charged to operations for the years ended December 31, 2004 and 2003 was $ 33,845 and $ 5,256, respectively.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2004 are approximately $107,143 for 2005, $103,474 for 2006 and $61,693 for 2007. The lease of office space expires July 30, 2007 and the copier lease expires in April of 2005.

Rent expense charged to operations for the years ended December 31, 2004 and 2003 was $ 118,168 and $ 144,077, respectively.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgements resulting from said litigation or arbitration.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120 percent of the minimum dollar amount required. At December 31, 2004 and 2003, the Company had the following allowable net capital of $216,595 and $213,625, respectively, which was $166,595 and $ 163,625 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2004 and 2003 was 89% and 98%, respectively.

NOTE 5: PRIOR PERIOD ADJUSTMENT

At December 31, 2003 a prior period adjustment was made to record the balance of the deferred income tax asset and deferred income tax liability accumulated from years prior to 2003.

SUPPLEMENTARY INFORMATION

CUTTER COMPANY BROKERAGE, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Net Capital Computation:

Stockholders' Equity	$	595,899
Deductions and/or charges		
Total stockholders' equity qualified for net capital		595,899
Less: Non-allowable assets:		
Property and Equipment		155,826
Other Assets		68,701
Accounts Receivable		102,045
Prepaid Expenses		42,737
Haircut on securities		9,995
Subtotal		379,304
Net Capital	$	216,595

See Accountants' Report
The accompanying notes are an integral part of this statement.

CUTTER COMPANY BROKERAGE, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2004

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	13,257
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	166,595
Percentage of Aggregate Indebtedness to Net Capital		92 %
Percentage of Debt to Debt-Equity	N/A	

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$	9,777
Income Taxes Payable		11,925
Accrued Expenses		177,145
	$	198,847

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	154,175
Net audit adjustments		62,420
	$	216,595

See Accountants' Report
The accompanying notes are an integral part of this statement.

HOLT and PATTERSON
LTD., P.C.
CERTIFIED
PUBLIC
ACCOUNTANTS

February 12, 2005

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cutter & Company Brokerage, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1937 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt and Patterson Ltd., P.C.

Holt and Patterson Ltd., P.C.